1875 K Street, N.W. Washington, DC 20006-1238 Tel: 202 303 1000 Fax: 202 303 2000
February 6, 2009
VIA EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn:	Ms. Valerie Lithotomos

Re:	Legg Mason Partners Variable Equity Trust (the “Registrant”), on behalf of its series, Legg Mason Partners Variable Aggressive Growth Portfolio, Legg Mason Partners Variable Large Cap Growth Portfolio and Legg Mason Partners Variable Mid Cap Core Portfolio (each, a “Fund” and collectively, the “Funds”)
Securities Act File No. 333-91278
Investment Company Act File No. 811-21128
Dear Ms. Lithotomos:
In telephone conversations providing comments by the Staff with respect to post-effective amendments filed by certain Legg Mason Partners funds, you asked that those funds provide the Staff, supplementally as correspondence, a copy of the completed “Fee table” and “Example” and accompanying footnotes that are expected to be included in those funds’ prospectuses.
The Registrant filed Post-Effective Amendment No. 22 (the “Amendment”) to its Registration Statement on December 19, 2008 on behalf of the Funds pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (the “1933 Act”) to include new disclosure in the Funds’ prospectuses and Statement of Additional Information with respect to the Funds’ ability to engage in short sales. Accordingly, on behalf of the Registrant, please find attached pages from the current draft of the Funds’ prospectuses which contain the requested information.
Any questions or comments on the Amendment should be directed to the undersigned at 202-303-1288.
New York    Washington     Paris     London     Milan     Rome     Frankfurt     Brussels
in alliance with Dickson Minto W.S., London and Edinburgh

February 6, 2009

Very truly yours,
/s/ Y. Rachel Kuo
Y. Rachel Kuo
Enclosures

cc:	Barbara J. Allen, Legg Mason & Co., LLC George Hoyt, Legg Mason & Co., LLC Mary C. Carty, Willkie Farr & Gallagher LLP

PROSPECTUS /           , 2009
Legg Mason Partners
Variable Aggressive
Growth Portfolio Class I Shares
The Securities and Exchange Commission has not approved or disapproved these securities or determined whether this Prospectus is accurate or complete. Any statement to the contrary is a crime.
Shares of the fund are offered to insurance company separate accounts which fund certain variable annuity and variable life insurance contracts and to qualified retirement and pension plans. This Prospectus should be read together with the prospectus for those contracts or plans.

     INVESTMENT PRODUCTS: NOT FDIC INSURED • NO BANK GUARANTEE • MAY LOSE VALUE

Fee table

SHAREHOLDER FEES
(PAID DIRECTLY FROM
YOUR INVESTMENT)

Maximum sales charge on purchases	Not applicable

Maximum deferred sales charge on redemptions	Not applicable

ANNUAL FUND OPERATING EXPENSES
(PAID BY THE FUND AS
A % OF NET ASSETS)

Management fee[1]	0.75%

Distribution and service (12b-1) fees	None

Other expenses[2]	0.04%

Total annual fund operating expenses[3]	0.79%

[1]	The fund has a fee schedule that reduces the management fee payable by the fund on its average daily net assets in excess of $1 billion as follows: 0.75% on assets up to and including $1 billion; 0.725% on assets in excess of $1 billion and up to and including $2 billion; 0.70% on assets in excess of $2 billion and up to and including $5 billion; 0.675% on assets in excess of $5 billion and up to and including $10 billion; and 0.65% on assets in excess of $10 billion.

[2]	The amount set forth in “Other expenses” has been revised to reflect the estimated effect of prospectus and shareholder report printing and mailing expenses expected to be incurred by the fund going forward.

[3]	Because of voluntary waivers and/or reimbursements, actual total operating expenses are not expected to exceed 1.00% (the “expense cap”). These voluntary fee waivers and reimbursements do not cover brokerage, taxes, interest and extraordinary expenses and may be reduced or terminated at any time.

The manager is permitted to recapture amounts previously voluntarily forgone or reimbursed by the manager to the fund during the same fiscal year if the fund’s total annual operating expenses have fallen to a level below the expense cap. In no case will the manager recapture any amount that would result, on any particular business day of the fund, in the fund’s total annual operating expenses exceeding the expense cap. The Board of Trustees has been apprised of the expense cap and recapture arrangement.

Example
This example helps you compare the costs of investing in Class I shares of the fund with the costs of investing in other mutual funds. Your actual costs may be higher or lower. The example assumes:
•	You invest $10,000 for the period shown

•	Your investment has a 5% return each year — the assumption of a 5% return is required by the Securities and Exchange Commission (“SEC”) for purposes of this example and is not a prediction of the fund’s future performance

•	You reinvest all distributions and dividends

•	The fund’s operating expenses (before fee waivers and/or expense reimbursements, if any) remain the same
     NUMBER OF YEARS YOU OWNED YOUR SHARES

	1 YEAR	3 YEARS	5 YEARS	10 YEARS

Your costs would be (with or without redemption)	$81	$253	$439	$978

Legg Mason Partners Variable Aggressive Growth Portfolio Class I Shares | 7

PROSPECTUS /           , 2009
Legg Mason Partners
Variable Aggressive
Growth Portfolio Class II Shares
The Securities and Exchange Commission has not approved or disapproved these securities or determined whether this Prospectus is accurate or complete. Any statement to the contrary is a crime.
Shares of the fund are offered to insurance company separate accounts which fund certain variable annuity and variable life insurance contracts and to qualified retirement and pension plans. This Prospectus should be read together with the prospectus for those contracts or plans.

INVESTMENT PRODUCTS: NOT FDIC INSURED • NO BANK GUARANTEE • MAY LOSE VALUE
6  |  Legg Mason Partners Funds

Fee table
     SHAREHOLDER FEES

(PAID DIRECTLY FROM
YOUR INVESTMENT)

Maximum sales charge on purchases	Not applicable

Maximum deferred sales charge on redemptions	Not applicable

     ANNUAL FUND OPERATING EXPENSES

(PAID BY THE FUND AS
A % OF NET ASSETS)

Management fees[1]	0.75%

Distribution and service (12b-1) fees	0.25%

Other expenses[2]	0.06%

Total annual fund operating expenses[3]	1.06%

[1]	The fund has a fee schedule that reduces the management fee payable by the fund on its average daily net assets in excess of $1 billion as follows: 0.75% on assets up to and including $1 billion; 0.725% on assets in excess of $1 billion and up to and including $2 billion; 0.70% on assets in excess of $2 billion and up to and including $5 billion; 0.675% on assets in excess of $5 billion and up to and including $10 billion; and 0.65% on assets in excess of $10 billion.

[2]	The amount set forth in “Other expenses” has been revised to reflect the estimated effect of prospectus and shareholder report printing and mailing expenses expected to be incurred by the fund going forward.

[3]	Because of voluntary waivers and/or reimbursements, actual total operating expenses are not expected to exceed 1.25% (the “expense cap”). These voluntary fee waivers and reimbursements do not cover brokerage, taxes, interest and extraordinary expenses and may be reduced or terminated at any time.

The manager is permitted to recapture amounts previously voluntarily forgone or reimbursed by the manager to the fund during the same fiscal year if the fund’s total annual operating expenses have fallen to a level below the expense cap. In no case will the manager recapture any amount that would result, on any particular business day of the fund, in the fund’s total annual operating expenses exceeding the expense cap. The Board of Trustees has been apprised of the expense cap and recapture arrangement.

Example
This example helps you compare the costs of investing in Class II shares of the fund with the costs of investing in other mutual funds. Your actual costs may be higher or lower. The example assumes:
•	You invest $10,000 for the period shown

•	Your investment has a 5% return each year — the assumption of a 5% return is required by the Securities and Exchange Commission (“SEC”) for purposes of this example and is not a prediction of the fund’s future performance

•	You reinvest all distributions and dividends

•	The fund’s operating expenses (before fee waivers and/or expense reimbursements, if any) remain the same
     NUMBER OF YEARS YOU OWNED YOUR SHARES

	1 YEAR	3 YEARS	5 YEARS	10 YEARS

Your costs would be (with or without redemption)	$108	$337	$584	$1,293

Legg Mason Partners Variable Aggressive Growth Portfolio Class II Shares |  7

PROSPECTUS / [               ], 2009
Legg Mason Partners
Variable Large Cap
Growth Portfolio Class I Shares
The Securities and Exchange Commission has not approved or disapproved these securities or determined whether this Prospectus is accurate or complete. Any statement to the contrary is a crime.
Shares of the fund are offered to insurance company separate accounts which fund certain variable annuity and variable life insurance contracts and to qualified retirement and pension plans. This Prospectus should be read together with the prospectus for those contracts or plans.

     INVESTMENT PRODUCTS: NOT FDIC INSURED • NO BANK GUARANTEE • MAY LOSE VALUE

Fee table

SHAREHOLDER FEES

(PAID DIRECTLY FROM
YOUR INVESTMENT)

Maximum sales charge on purchases	Not applicable

Maximum deferred sales charge on redemptions	Not applicable

ANNUAL FUND OPERATING EXPENSES

(PAID BY THE FUND AS
A % OF NET ASSETS)

Management fees(1)	0.75%

Distribution and service (12b-1) fees	None

Other expenses(2)	0.08%

Total annual fund operating expenses	0.83%

(1)	The fund has a fee schedule that reduces the management fee payable on assets in excess of $1 billion as follows: 0.75% of the fund’s average daily net assets up to and including $1 billion; 0.725% on assets in excess of $1 billion and up to and including $2 billion; 0.70% on assets in excess of $2 billion and up to and including $5 billion; 0.675% on assets in excess of $5 billion and up to and including $10 billion; and 0.65% on assets in excess of $10 billion.

(2)	The amount set forth in “Other expenses” have been revised to reflect the estimated effect of prospectus and shareholder report printing and mailing expenses expected to be incurred by the fund going forward.

Example
This example helps you compare the costs of investing in Class I shares of the fund with the costs of investing in other mutual funds. Your actual cost may be higher or lower. The example assumes:
•	You invest $10,000 in the fund for the periods shown

•	Your investment has a 5% return each year — the assumption of a 5% return is required by the Securities and Exchange Commission (“SEC”) for purposes of this example and is not a prediction of the fund’s future performance

•	You reinvest all dividends and distributions

•	The fund’s operating expenses (before fee waivers and/or expense reimbursements, if any) remain the same

NUMBER OF YEARS YOU OWN YOUR SHARES

	1 YEAR	3 YEARS	5 YEARS	10 YEARS

Your costs would be (with or without redemption)	$85	$265	$461	$1,025

PROSPECTUS / [               ], 2009
Legg Mason Partners
Variable Large Cap
Growth Portfolio Class II Shares
The Securities and Exchange Commission has not approved or disapproved these securities or determined whether this Prospectus is accurate or complete. Any statement to the contrary is a crime.
Shares of the fund are offered to insurance company separate accounts which fund certain variable annuity and variable life insurance contracts and to qualified retirement and pension plans. This Prospectus should be read together with the prospectus for those contracts or plans.

INVESTMENT PRODUCTS: NOT FDIC INSURED • NO BANK GUARANTEE • MAY LOSE VALUE

Fee table

SHAREHOLDER FEES

(PAID DIRECTLY FROM
YOUR INVESTMENT)

Maximum sales charge on purchases	Not applicable

Maximum deferred sales charge on redemptions	Not applicable

ANNUAL FUND OPERATING EXPENSES

(PAID BY THE FUND AS
A % OF NET ASSETS)

Management fees(1)	0.75%

Distribution and service (12b-1) fees	0.25%

Other expenses(2)	0.08%

Total annual fund operating expenses(3)	1.08%

(1)	The fund has a fee schedule that reduces the management fee payable on assets in excess of $1 billion as follows: 0.75% of the fund’s average daily net assets up to and including $1 billion; 0.725% on assets in excess of $1 billion and up to and including $2 billion; 0.70% on assets in excess of $2 billion and up to and including $5 billion; 0.675% on assets in excess of $5 billion and up to and including $10 billion; and 0.65% on assets in excess of $10 billion.

(2)	“Other expenses” shown are the expenses of Class I shares (Class I shares are offered through a separate prospectus) because no Class II shares were outstanding during the fiscal year ended October 31, 2008.

(3)	Because of voluntary waivers and/or reimbursements, actual total operating expenses are not expected to exceed 1.25% (the “expense cap”). These voluntary fee waivers and reimbursements do not cover brokerage, taxes, interest and extraordinary expenses and may be reduced or terminated at any time. The manager is permitted to recapture amounts previously waived or reimbursed by the manager to the fund during the same fiscal year if the fund’s total annual operating expenses have fallen to a level below the expense cap. In no case will the manager recapture any amount that would result, on any particular business day of the fund, in the fund’s total annual operating expenses exceeding the expense cap. The Board of Trustees has been apprised of the expense cap and recapture arrangement.

Example
This example helps you compare the costs of investing in Class II shares of the fund with the costs of investing in other mutual funds. Your actual cost may be higher or lower. The example assumes:
•	You invest $10,000 in the fund for the periods shown
•	Your investment has a 5% return each year — the assumption of a 5% return is required by the Securities and Exchange Commission (“SEC”) for purposes of this example and is not a prediction of the fund’s future performance
•	You reinvest all dividends and distributions
•	The fund’s operating expenses (before fee waivers and/or expense reimbursements, if any) remain the same

NUMBER OF YEARS YOU OWN YOUR SHARES

	1 YEAR	3 YEARS	5 YEARS	10 YEARS

Your costs would be (with or without redemption)	$110	$343	$595	$1,317

PROSPECTUS / [                ], 2009
Legg Mason Partners
Variable Mid Cap Core
Portfolio Class I Shares
The Securities and Exchange Commission has not approved or disapproved these securities or determined whether this Prospectus is accurate or complete. Any statement to the contrary is a crime.
Shares of the fund are offered to insurance company separate accounts which fund certain variable annuity and variable life insurance contracts and to qualified retirement and pension plans. This Prospectus should be read together with the prospectus for those contracts or plans.

     INVESTMENT PRODUCTS: NOT FDIC INSURED • NO BANK GUARANTEE • MAY LOSE VALUE

Fee table
     SHAREHOLDER FEES

(PAID DIRECTLY FROM
YOUR INVESTMENT)

Maximum sales charge on purchases	Not applicable

Maximum deferred sales charge on redemptions	Not applicable

     ANNUAL FUND OPERATING EXPENSES

(PAID BY THE FUND AS
A % OF NET ASSETS)

Management fees	0.75%

Distribution and service (12b-1) fees	None

Other expenses[1]	0.16%

Total annual fund operating expenses[2]	0.91%

[1]	The amount set forth in “Other expenses” has been revised to reflect the estimated effect of prospectus and shareholder report printing and mailing expenses expected to be incurred by the fund going forward.

[2]	Because of voluntary waivers and/or reimbursements, actual total operating expenses are not expected to exceed 0.95% (the “expense cap”). These voluntary fee waivers and reimbursements do not cover brokerage, taxes, interest and extraordinary expenses and may be reduced or terminated at any time.

The manager is permitted to recapture amounts previously voluntarily forgone or reimbursed by the manager to the fund during the same fiscal year if the fund’s total annual operating expenses have fallen to a level below the expense cap. In no case will the manager recapture any amount that would result, on any particular business day of the fund, in the fund’s total annual operating expenses exceeding the expense cap. The Board of Trustees has been apprised of the expense cap and recapture arrangement.

Example
This example helps you compare the costs of investing in Class I shares of the fund with the costs of investing in other mutual funds. Your actual cost may be higher or lower. The example assumes:
•	You invest $10,000 in the fund for the periods shown
•	Your investment has a 5% return each year — the assumption of a 5% return is required by the Securities and Exchange Commission (“SEC”) for purposes of this example and is not a prediction of the fund’s future performance
•	You reinvest all dividends and distributions
•	The fund’s operating expenses (before fee waivers and/or expense reimbursements, if any) remain the same
     NUMBER OF YEARS YOU OWNED YOUR SHARES

	1 YEAR	3 YEARS	5 YEARS	10 YEARS

Your costs would be (with or without redemption)	$93	$291	$505	$1,120

PROSPECTUS /[                  ], 2009

Legg Mason Partners
Variable Mid Cap Core
Portfolio Class II Shares

The Securities and Exchange Commission has not approved or disapproved these securities or determined whether this Prospectus is accurate or complete. Any statement to the contrary is a crime.
Shares of the fund are offered to insurance company separate accounts which fund certain variable annuity and variable life insurance contracts and to qualified retirement and pension plans. This Prospectus should be read together with the prospectus for those contracts or plans.
INVESTMENT PRODUCTS: NOT FDIC INSURED • NO BANK GUARANTEE • MAY LOSE VALUE

Fee table

SHAREHOLDER FEES
(PAID DIRECTLY FROM YOUR INVESTMENT)

Maximum sales charge on purchases	Not applicable

Maximum deferred sales charge on redemptions	Not applicable

ANNUAL FUND OPERATING EXPENSES
(PAID BY THE FUND AS A % OF NET ASSETS)

Management fees	0.75%

Distribution and service (12b-1) fees	0.25%

Other expenses	2.25%

Total annual fund operating expenses[1]	3.25%

[1]	Because of voluntary waivers and/or reimbursements, actual total operating expenses are not expected to exceed 1.25% (the “expense cap”). These voluntary fee waivers and reimbursements do not cover brokerage, taxes, interest and extraordinary expenses and may be reduced or terminated at any time.

The manager is permitted to recapture amounts previously voluntarily forgone or reimbursed by the manager to the fund during the same fiscal year if the fund’s total annual operating expenses have fallen to a level below the expense cap. In no case will the manager recapture any amount that would result, on any particular business day of the fund, in the fund’s total annual operating expenses exceeding the expense cap. The Board of Trustees has been apprised of the expense cap and recapture arrangement.

Example
This example helps you compare the costs of investing in Class II shares of the fund with the costs of investing in other mutual funds. Your actual cost may be higher or lower. The example assumes:
•	You invest $10,000 in the fund for the periods shown

•	Your investment has a 5% return each year — the assumption of a 5% return is required by the Securities and Exchange Commission (“SEC”) for purposes of this example and is not a prediction of the fund’s future performance

•	You reinvest all dividends and distributions

•	The fund’s operating expenses (before fee waivers and/or expense reimbursements, if any) remain the same

NUMBER OF YEARS YOU OWNED YOUR SHARES

	1 YEAR	3 YEARS	5 YEARS	10 YEARS

Your costs would be (with or without redemption)	$328	$1,001	$1,697	$3,549